FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 27, 2016

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

October 27, 2016	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED
CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2016

Taipei, Taiwan, R.O.C., October 27, 2016 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), among the leading providers of packaging and testing services, today reported unaudited net revenues1 of NT$72,784 million for the third quarter of 2016 (3Q16), down by 0.1% year-over-year and up by 16% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$5,506 million, down from a net income attributable to shareholders of the parent of NT$6,368 million in 3Q15 and up from a net income attributable to shareholders of the parent of NT$4,328 million in 2Q16. Basic earnings per share for the quarter were NT$0.72 (or US$0.113 per ADS), compared to basic earnings per share of NT$0.83 for 3Q15 and NT$0.57 for 2Q16. Diluted earnings per share for the quarter were NT$0.64 (or US$0.101 per ADS), compared to diluted earnings per share of NT$0.69 for 3Q15 and NT$0.47 for 2Q16.

RESULTS OF OPERATIONS

3Q16 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 46%, 10%, 43%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$58,671 million for the quarter, up from NT$50,346 million in 2Q16.

-	Raw material cost totaled NT$33,983 million for the quarter, representing 47% of total net revenues.

-	Labor cost totaled NT$9,303 million for the quarter, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$7,097 million for the quarter.

●	Gross margin decreased 0.2 percentage points to 19.4% in 3Q16 from 19.6% in 2Q16.

●	Operating margin was 10.2% in 3Q16 compared to 9.5% in 2Q16.

●	In terms of non-operating items:

-	Net interest expense was NT$478 million.

-	Net foreign exchange gain of NT$1,593 million was primarily attributable to the

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

October 27, 2016

Advanced Semiconductor Engineering, Inc.

depreciation of the U.S. dollar against the NT dollar.

-	Loss on valuation of financial assets and liabilities was NT$1,998 million.

-	Net gain on equity-method investments was NT$457 million, including NT$472 million of the share of profit from our investment in Siliconware Precision Industries Co., Ltd.

-	Other net non-operating loss of NT$137 million was primarily related to miscellaneous loss. Total non-operating expenses for the quarter were NT$563 million.

●	Income before tax was NT$6,875 million for 3Q16, compared to NT$6,122 million in 2Q16. We recorded income tax expenses of NT$976 million for the quarter, compared to NT$1,523 million in 2Q16.

●	In 3Q16, net income attributable to shareholders of the parent was NT$5,506 million, compared to net income attributable to shareholders of the parent of NT$6,368 million in 3Q15 and net income attributable to shareholders of the parent of NT$4,328 million in 2Q16.

●	Our total number of shares outstanding at the end of the quarter was 7,936,473,546, including treasury stock owned by our subsidiaries. Our 3Q16 basic earnings per share of NT$0.72 (or US$0.113 per ADS) were based on 7,668,007,639 weighted average number of shares outstanding in 3Q16. Our 3Q16 diluted earnings per share of NT$0.64 (or US$0.101 per ADS) were based on 8,252,368,742 weighted average number of shares outstanding in 3Q16.

3Q16 Results Highlights – IC ATM2

●	Cost of revenues was NT$32,037 million for the quarter, up by 11% sequentially.

-	Raw material cost totaled NT$10,022 million for the quarter, representing 23% of total net revenues.

-	Labor cost totaled NT$8,029 million for the quarter, representing 19% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,512 million for the quarter.

●	Gross margin increased 0.7 percentage points to 25.5% in 3Q16 from 24.8% in 2Q16.

●	Operating margin was 14.4% in 3Q16 compared to 12.9% in 2Q16.

3Q16 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$28,066 million, up by 26% sequentially.

-	Raw material cost totaled NT$24,095 million for the quarter, representing 77% of total net revenues.

-	Labor cost totaled NT$1,273 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$620 million for the quarter.

●	Gross margin decreased to 10.0% in 3Q16 from 10.3% in 2Q16.

●	Operating margin increased to 3.9% in 3Q16 from 3.3% in 2Q16.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q16 totaled US$184 million, of which US$112 million were used in packaging operations, US$57 million in testing operations, US$10 million in EMS operations and US$5 million in interconnect materials operations.

●	As of September 30, 2016, total unused credit lines amounted to NT$169,525 million.

●	Current ratio was 1.21 and net debt to equity ratio was 0.50 as of September 30, 2016.

●	Total number of employees was 68,141 as of September 30, 2016, compared to 65,437 as of

2 ATM stands for Semiconductor Assembly, Testing and Material.

October 27, 2016

Advanced Semiconductor Engineering, Inc.

June 30, 2016.

Business Review

Packaging Operations3

●	Gross margin for our packaging operations for the quarter was 22.2%, up by 0.7 percentage points from 2Q16.

●	Capital expenditures for our packaging operations amounted to US$112 million for the quarter, of which US$64 million were used in purchases of wafer bumping and flip chip packaging equipment, US$47 million were used in purchase of common equipment, including SiP equipment purchases, and US$1 million were used in wirebond packaging specific purposes.

Testing Operations

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,739 million during the quarter, up from NT$1,657 million in 2Q16.

●	In 3Q16, gross margin for our testing operations was 38.9%, up by 2.1 percentage point from 2Q16.

●	Capital expenditures for our testing operations amounted to US$57 million during the quarter.

EMS Operations

●	In 3Q16, gross margin for our EMS operations was 10.0%, down by 0.3 percentage points from 2Q16.

●	Capital expenditures for our EMS operations amounted to US$10 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,344 million for the quarter, down by NT$133 million, or by 5% from 2Q16. Of the total output of NT$2,344 million, NT$805 million was from sales to external customers.

●	Gross margin for substrate operations was 14.8% for the quarter, down by 4.0 percentage points from 2Q16.

●	In 3Q16, our internal substrate manufacturing operations supplied 27% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 34% of our total net revenues in 3Q16, compared to 35% in 2Q16. No customer accounted for more than 10% of our total net revenues in 3Q16.

●	Our top 10 customers contributed 50% of our total net revenues during the quarter, compared to 51% in 2Q16.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 36% of our total net revenues during the quarter, compared to 33% in 2Q16.

EMS Basis

●	Our five largest customers together accounted for approximately 80% of our total net

3 IC packaging services include module assembly services.

October 27, 2016

Advanced Semiconductor Engineering, Inc.

revenues in 3Q16, compared to 76% in 2Q16. One customer accounted for more than 10% of our total net revenues in 3Q16.

●	Our top 10 customers contributed 90% of our total net revenues for the quarter, compared to 88% in 2Q16.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2016 to be as follows:

●	IC ATM capacity should be flat quarter over quarter;

●	IC ATM blended utilization rate should decrease 0-5% sequentially;

●	IC ATM gross margin should be similar with prior quarter;

●	EMS business capacity should be flat quarter over quarter; blended utilization rate should increase 10-15% quarter over quarter;

●	EMS gross margin should be consistent with our gross margin during the first half of 2016.

About ASE, Inc.

ASE, Inc. is among the leading providers of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the acquisition of 100% of Siliconware Precision Industries Co., Ltd. shares not otherwise owned by ASE; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2015 Annual Report on Form 20-F filed on April 29, 2016.

October 27, 2016

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	3Q/16	2Q/16	3Q/15
Net Revenues	43,006	38,504	39,862
Revenues by Application
Communication	53%	52%	55%
Computer	12%	12%	11%
Automotive, Consumer & Others	35%	36%	34%

Packaging Operations

Amounts in NT$ Millions	3Q/16	2Q/16	3Q/15
Net Revenues	34,832	31,180	32,489
Revenues by Packaging Type
Bumping, Flip Chip, WLP & SiP	33%	31%	34%
IC Wirebonding	57%	61%	56%
Discrete and Others	10%	8%	10%
Capacity
CapEx (US$ Millions)*	112	136	83
Number of Wirebonders	15,905	15,920	15,617

Testing Operations

Amounts in NT$ Millions	3Q/16	2Q/16	3Q/15
Net Revenues	7,232	6,502	6,426
Revenues by Testing Type
Final test	75%	77%	76%
Wafer sort	21%	20%	20%
Engineering test	4%	3%	4%
Capacity
CapEx (US$ Millions)*	57	107	25
Number of Testers	3,725	3,629	3,417

EMS Operations

Amounts in NT$ Millions	3Q/16	2Q/16	3Q/15
Net Revenues	31,190	24,886	36,161
Revenues by End Application
Communication	51%	46%	56%
Computer	16%	20%	13%
Consumer	20%	18%	19%
Industrial	7%	8%	7%
Automotive	5%	7%	4%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	10	4	24

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2016	Jun. 30 2016	Sep. 30 2015	Sep. 30 2016	Sep. 30 2015
Net revenues:
Packaging	33,449	30,178	29,575	91,663	87,514
Testing	7,231	6,503	6,426	19,729	18,837
Direct Material	805	759	762	2,456	2,462
EMS	31,174	24,845	36,107	80,768	98,941
Others	125	316	—	3,140	—
Total net revenues	72,784	62,601	72,870	197,756	207,754

Cost of revenues	(58,671)	(50,346)	(59,883)	(159,939)	(170,888)
Gross profit	14,113	12,255	12,987	37,817	36,866

Operating expenses:
Research and development	(2,947)	(2,745)	(2,844)	(8,300)	(8,124)
Selling, general and administrative	(3,728)	(3,579)	(3,761)	(10,942)	(10,659)
Total operating expenses	(6,675)	(6,324)	(6,605)	(19,242)	(18,783)
Operating income	7,438	5,931	6,382	18,575	18,083

Net non-operating (expenses) income:
Interest expense - net	(478)	(532)	(492)	(1,536)	(1,489)
Foreign exchange gain (loss)	1,593	(238)	(2,520)	2,236	(1,141)
Gain (loss) on valuation of financial assets and liabilities	(1,998)	858	4,502	(1,500)	3,184
Gain (loss) on equity-method investments[4]	457	541	29	1,101	(21)
Others	(137)	(438)	(91)	(504)	100
Total non-operating income (expenses)	(563)	191	1,428	(203)	633
Income before tax	6,875	6,122	7,810	18,372	18,716

Income tax expense	(976)	(1,523)	(1,127)	(3,817)	(3,579)
Income from continuing operations and before noncontrolling interest	5,899	4,599	6,683	14,555	15,137
Noncontrolling interest	(393)	(271)	(315)	(839)	(648)

Net income attributable to shareholders of the parent	5,506	4,328	6,368	13,716	14,489

Per share data:
Earnings (losses) per share
– Basic	NT$0.72	NT$0.57	NT$0.83	NT$1.79	NT$1.89
– Diluted	NT$0.64	NT$0.47	NT$0.69	NT$1.50	NT$1.76

Earnings (losses) per equivalent ADS
– Basic	US$0.113	US$0.087	US$0.132	US$0.276	US$0.302
– Diluted	US$0.101	US$0.073	US$0.109	US$0.232	US$0.281

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,252,369	8,238,396	8,230,923	8,272,939	8,240,964

Exchange rate (NT$ per US$1)	31.78	32.40	31.69	32.42	31.35

4 As of September 30, 2016, we have completed the identification of the difference between the cost of the investment and our share of the net fair value of SPIL’s identifiable assets and liabilities. Accordingly, we retrospectively adjusted the provisional amounts recognized at the acquisition dates in September 2015, March and April 2016, respectively.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2016	Jun. 30 2016	Sep. 30 2015	Sep. 30 2016	Sep. 30 2015
Net revenues:
Packaging	34,832	31,180	32,489	94,609	94,593
Testing	7,232	6,502	6,426	19,729	18,836
Direct Material	920	801	928	2,652	2,654
Others	22	21	19	63	55
Total net revenues	43,006	38,504	39,862	117,053	116,138

Cost of revenues	(32,037)	(28,943)	(29,211)	(88,691)	(85,988)
Gross profit	10,969	9,561	10,651	28,362	30,150

Operating expenses:
Research and development	(2,130)	(2,021)	(2,125)	(6,073)	(6,003)
Selling, general and administrative	(2,646)	(2,583)	(2,882)	(7,917)	(7,856)
Total operating expenses	(4,776)	(4,604)	(5,007)	(13,990)	(13,859)
Operating income	6,193	4,957	5,644	14,372	16,291

Net non-operating (expenses) income:
Interest expense - net	(526)	(576)	(540)	(1,705)	(1,559)
Foreign exchange gain (loss)	1,504	(306)	(1,837)	2,032	(675)
Gain (loss) on valuation of financial assets and liabilities	(1,987)	828	4,433	(1,420)	2,788
Gain (loss) on equity-method investments[4]	1,287	1,144	(63)	3,580	1,392
Others	(152)	(397)	(204)	(425)	(345)
Total non-operating income (expenses)	126	693	1,789	2,062	1,601
Income before tax	6,319	5,650	7,433	16,434	17,892

Income tax expense	(719)	(1,266)	(1,016)	(2,514)	(3,262)
Income from continuing operations and before noncontrolling interest	5,600	4,384	6,417	13,920	14,630
Noncontrolling interest	(94)	(56)	(49)	(204)	(141)

Net income attributable to shareholders of the parent	5,506	4,328	6,368	13,716	14,489

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2016	Jun. 30 2016	Sep. 30 2015	Sep. 30 2016	Sep. 30 2015
Net revenues:
Total net revenues	31,190	24,886	36,161	80,864	99,081

Cost of revenues	(28,066)	(22,326)	(33,176)	(73,173)	(91,625)
Gross profit	3,124	2,560	2,985	7,691	7,456

Operating expenses:
Research and development	(841)	(742)	(746)	(2,293)	(2,190)
Selling, general and administrative	(1,053)	(996)	(860)	(2,969)	(2,736)
Total operating expenses	(1,894)	(1,738)	(1,606)	(5,262)	(4,926)
Operating income	1,230	822	1,379	2,429	2,530

Net non-operating (expenses) income:
Total non-operating income	224	190	(558)	492	81
Income before tax	1,454	1,012	821	2,921	2,611

Income tax expense	(249)	(205)	(120)	(535)	(340)
Income from continuing operations and before noncontrolling interest	1,205	807	701	2,386	2,271
Noncontrolling interest	(289)	(204)	(272)	(601)	(512)

Net income attributable to shareholders of the parent	916	603	429	1,785	1,759

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Sep. 30, 2016	As of Jun. 30, 2016

Current assets:
Cash and cash equivalents	37,661	36,873
Financial assets – current	1,931	3,588
Notes and accounts receivable	52,010	44,680
Inventories	47,777	44,263
Others	3,990	7,567
Total current assets	143,369	136,971

Financial assets – non current & Investments – equity method[4]	51,975	49,543
Property plant and equipment	145,209	147,650
Intangible assets	12,217	11,898
Prepaid lease payments	2,382	2,402
Others	5,476	5,565
Total assets	360,628	354,029

Current liabilities:
Short-term borrowings and short-term bills payable	33,007	18,319
Current portion of bonds payable	9,385	22,550
Current portion of long-term borrowings & capital lease obligations	6,384	5,229
Notes and accounts payable	37,856	31,340
Others	31,765	43,330
Total current liabilities	118,397	120,768

Bonds payable	26,872	24,652
Long-term borrowings & capital lease obligations	44,255	39,664
Other liabilities	9,886	9,629
Total liabilities	199,410	194,713
Shareholders of the parent	150,159	148,449

Noncontrolling interest	11,059	10,867
Total liabilities & shareholders’ equity	360,628	354,029

Current Ratio	1.21	1.13
Net Debt to Equity	0.50	0.44